Exhibit 1.1

Special Resolutions passed at Annual General Meeting of Allied Irish Banks, p.l.c., held on 27 April 2005

1.	“That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and is hereby generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990 (“the 1990 Act”)) of Ordinary Shares of €0.32 each of the Company (“share” or “shares” as appropriate) on such terms and conditions and in such manner as the Directors, or, as the case may be, the Directors of such subsidiary, may from time to time determine, but subject however to the provisions of the 1990 Act and to the following restrictions:

(a)	the maximum number of shares so authorised to be acquired shall be 90 million;

(b)	the minimum and maximum prices which may be paid for any such share shall be determined in accordance with Article 52 of the Articles of Association.

The authority hereby conferred shall be effective from 28th April 2005 and shall expire at the close of business on the earlier of the date of the next Annual General Meeting, or 26th October 2006, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the 1990 Act. The Company, or any such subsidiary, may, before such expiry, enter into a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.”

2.	“That for the purposes of Section 209 of the Companies Act, 1990 (“the 1990 Act”), the price range within which any treasury shares for the time being held by the Company may be re-issued off-market shall be determined in accordance with Article 53 of the Articles of Association. The authority hereby conferred shall be effective from 28th April 2005 and shall expire at the close of business on the earlier of the date of the next Annual General Meeting, or 26th October 2006, unless previously varied or renewed in accordance with the provisions of Section 209 of the 1990 Act”

3.	“That the power conferred on the Directors by paragraph (b) (ii) of Article 8 of the Articles of Association be and is hereby renewed for the period ending on the date of the Annual General Meeting in 2006, or on 26th July 2006, whichever is the earlier, and for such period the Section 23 Amount (as defined in paragraph (d)(iv) of the said Article) shall be €14.69 million.”

Mr. Dermot Gleeson

(Chairman of the meeting )

Bankcentre,

Ballsbridge,

Dublin 4.